Exhibit 13
May 11, 2011

Members of the Board of Directors
Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, NJ  08901

Dear Board Members:

As the largest outside shareholder of Magyar Bancorp, Inc., the PL Capital Group is keenly interested in Magyar’s success and in enhancing shareholder value.  In this regard, we understand that from time to time the board and management of Magyar Bancorp have consulted with financial and legal advisors on strategic alternatives available to Magyar.  Given Magyar Bancorp’s current financial, operating and regulatory position, we strongly believe that the time for consulting on strategic alternatives needs to give way to the board publicly announcing that the board has hired an investment advisor to help Magyar pursue:

•
A remutualization (“remute”) transaction whereby Magyar Bancorp (and Magyar Bank and Magyar Bancorp MHC) are acquired by a mutual thrift or another mutual holding company (MHC), and if that fails to maximize shareholder value;

•	A so-called “second step” transaction, whereby Magyar Bancorp converts to a fully public company through an offering of the remaining unsold shares (held by the MHC) to depositors and others.

In addition, we request that the board of Magyar Bancorp, Magyar Bank and Magyar MHC each be expanded by one, in order to add Richard Lashley to each board.

Reasons to Pursue a Remute Transaction Immediately

We believe that the primary question facing the board today is how best to create the most value for Magyar Bancorp’s shareholders in an efficient and effective manner.  Based upon our 30 years of experience each, we believe that a remute transaction would be the most efficient and effective way to maximize shareholder value.  We also believe that there are currently several qualified potential remute acquirers which would like an opportunity to evaluate a remute acquisition of Magyar Bancorp.

However, there may be only a short window of opportunity available to attract a remute acquirer because many of the potential acquirers are MHCs which may themselves undergo a second step transaction soon, and following a second step transaction these acquirers would be prohibited by regulation from effecting a remute acquisition.  So, waiting to pursue a remute transaction is not a viable option.

We also note that a remute transaction holds certain structural advantages for maximizing shareholder value for Magyar Bancorp’s shareholders because the acquirer effectively only has to acquire the outstanding publicly traded shares, which results in a discount to the buyer.  For example, if an acquirer were to acquire Magyar Bancorp in a remute transaction for $8.00 per share, the acquirer’s cost would only be approximately $21 million (the product of the approximately 2.6 million shares of Magyar Bancorp common stock held by the public multiplied by $8.00 per share), but the acquirer would get 100% of Magyar Bancorp (including Magyar Bancorp’s stockholders’ equity, which as of March 31, 2011 is approximately $44 million).

The remute acquirer can use this huge discount to establish loan loss reserves and/or other adjustments that may be needed, while at the same time paying Magyar Bancorp’s shareholders a significant premium to the current market value (the current price per share of $4.30 results in a total value today of only $11 million, which clearly leaves room for a remute acquirer to pay a significant premium to the current stock price and still have the acquisition be economically attractive for the acquirer).  The remute acquirer would also be allowed to perform comprehensive due diligence on Magyar’s books and records, which would allow the acquirer to put an accurate fair value on Magyar Bancorp.

If a Remute Transaction Fails to Generate a Significant Premium, Pursue a Second Step Transaction

If a remute transaction fails to generate a significant premium for Magyar Bancorp’s shareholders, Magyar should pursue a second step transaction.  While a second step transaction is another viable option, a second step transaction would not likely maximize shareholder value as much as a remute transaction, for the reasons described below. However, we believe pursuing a second step transaction in 2011 is preferable to not doing anything.

The offering valuation in a second step transaction would be based upon an appraisal performed by an outside expert, however, that value is typically much less than what a thrift is worth in an acquisition (such as a remute transaction).  The actual value that Magyar Bancorp would receive for selling the new shares is also based upon the price that depositors (who choose to subscribe for new stock) and other investors would pay for the new stock that is being offered.  Basically, the price is subject to the whims of the market.  The existing shareholders of Magyar Bancorp would then get new Magyar shares in exchange for their old Magyar shares, at a valuation based upon the actual selling price of the new shares and their relative ownership percentage.  Once the new shares start trading, of course, they can go up or down.

Reasons to Add Richard Lashley as a Board Member

We believe that the addition of Mr. Lashley to the boards of directors of the Magyar entities would send a strong signal to existing shareholders, the regulators, and the stock market that Magyar is serious about creating shareholder value and is open to all strategic alternatives, as has been claimed numerous times by the board and management.  Mr. Lashley’s presence on the board would also make it more likely that a second step could be completed, and at a potentially higher valuation, than Magyar Bancorp could without his direct involvement, given his reputation for shareholder advocacy.

Mr. Lashley is available to meet with the board at any time, and a copy of his resume is attached to this letter.

Recap of Our Recommendation

We understand that the board and management of Magyar Bancorp have from time to time consulted with financial and legal advisors on the strategic alternatives available to Magyar Bancorp to maximize shareholder value, which is good.  However, we strongly believe the time has come to pursue an actual transaction, not just talk about it.

Therefore, we request that the board publicly announce the hiring of an investment advisor to help Magyar Bancorp pursue a remute transaction.  If a comprehensive attempt to complete a remute transaction fails to generate a satisfactory outcome, then the board should pursue a second step transaction.  This process should begin as soon as practicable.

We also request that the boards of Magyar Bancorp, Magyar Bank and Magyar MHC each be expanded by one seat in order to add Richard Lashley, for the reasons noted above.

We trust that the board will embrace these recommended actions as the best way to restore some or all of the shareholder value lost by Magyar’s shareholders in the past few years.

 Feel free to contact either of us at any time.

Sincerely,

/s/ John Wm. Palmer	/s/ Richard J. Lashley
John Wm. Palmer	Richard J. Lashley
Principal	Principal

Attach.

RICHARD LASHLEY

PL Capital, LLC
466 Southern Blvd.
Chatham, NJ   07928
(973) 360-1666
(973) 360-1720 (fax)
RLashley@PLCapitalLLC.com

PRINCIPAL
PL CAPITAL, LLC; PL CAPITAL ADVISORS LLC; GOODBODY/PL CAPITAL LLC
1996-Present
Co-founder and co-owner of this investment management and investment banking boutique which specializes in the banking industry.  PL Capital manages separate accounts and the following LPs and companies:

FINANCIAL EDGE FUND, LP	1996-Present
FINANCIAL EDGE-STRATEGIC FUND, LP	1998 to Present
GOODBODY/PL CAPITAL, LP	2000 to Present
PL CAPITAL/FOCUSED FUND LP	2003 to Present

BOARD OF DIRECTORS (current and former):

STATE BANCORP, INC. and State Bank of Long Island
Jericho, NY
2009-Present	Current member of the board of this $1.7 billion in assets publicly traded commercial bank based on Long Island, NY.

COMMUNITY FSB HOLDING CO. and Community Federal Savings Bank
Woodhaven, NY
2008-Present	Current member of the board of this privately held savings and loan based in Queens, NY.

CENTRAL BANCORP, INC. and Central Co-operative Bank
Somerville, MA
2003-2004	Former member of the board of this publicly traded $500 million in assets thrift holding company based in Boston.

HAVEN BANCORP, INC. and CFS Bank
Westbury, NY
2000-2001	Former Member of Board of Directors of this publicly traded $3 billion asset thrift holding company and thrift subsidiary in NY.

SECURITY FINANCIAL BANCORP, INC. and Security Federal Bank & Trust
St. John, IN
2000-2003	Former Member of Board of Directors of this publicly traded $200 million asset thrift holding company and thrift subsidiary in NW Indiana.

FRANKLIN BANCORP, INC. and Franklin Bank, NA
Southfield, MI
2001-2004	Former Member of Board of Directors of this publicly traded $600 million asset bank holding company and national bank subsidiary in suburban Detroit. (Chairman, Audit Committee)

************

MANAGING MEMBER
BUREAUS/PL PORTFOLIO LLC
Evanston, IL
1998-2001	Former Managing Member of this special purpose entity dedicated to the purchase and collection of non-performing credit card receivables from major credit card issuers such as First USA and others.

ADVISORY BOARD MEMBER
CLEVER IDEAS-LeCARD, INC.
Chicago, IL
1997-2007
Former Advisory Board member of this privately held specialty finance and marketing company, a national leader specializing in the restaurant industry.  LeCard provides financing to restaurants and discounts to consumers through an exclusive relationship with Citicorp Diners Club and other proprietary methods.

DIRECTOR
FINANCIAL SERVICES-CORPORATE FINANCE GROUP
KPMG PEAT MARWICK LLP
New York, NY
1993-1996	Delivered merger and acquisition and related financial advisory services to banks, thrifts and other financial services companies nationwide.

SENIOR MANAGER
FINANCIAL SERVICES GROUP
KPMG PEAT MARWICK LLP
NY/NJ Metro Area
1984-1993	Delivered professional accounting and auditing services to banks, thrifts and financial services companies in the NY/NJ metro area.

ASST. TO THE NATIONAL DIRECTOR
NATIONAL THRIFT PRACTICE
KPMG PEAT MARWICK LLP
Short Hills, NJ
1991-1993
Responsible for monitoring accounting, auditing, regulatory and industry issues relating to the thrift industry for purposes of providing technical support to KPMG’s entire thrift audit practice nationwide.

ASST. TO THE CHAIRMAN
AICPA SAVINGS INSTITUTIONS COMMITTEE
Washington, DC
1992-1993
Served as Assistant to the Chairman of the AICPA committee dedicated to the thrift industry during a period of tremendous changes in the thrift industry and resultant pressures on external and internal accountants and auditors.  Worked closely with full time staff of the AICPA, OTS, RTC, FDIC and SEC in drafting technical accounting and auditing literature and monitoring industry developments.

REPRESENTATIVE ACCOMPLISHMENTS AND EXPERIENCE

•	Co-manager of several leading investment partnerships dedicated to the bank/thrift industry
•	Financial advisor in over $750 million of bank and thrift mergers since forming PL Capital
•	Financial advisor in over $1.0 billion of bank and thrift mergers
•	Key member of KPMG’s bank/thrift corporate finance advisory group; in last full year (1995) there the group was in top ten of financial advisors for banks/thrifts nationwide

•	Extensive experience and relationships with thrift industry CEO’s and CFO’s, attorneys, research analysts, investment bankers, accountants, regulators, appraisers and investors
•	Extensive experience with and knowledge of numerous thrifts/banks nationwide
•	CPA (status inactive) with specialized bank/thrift industry, public accounting and auditing expertise
•	Significant experience serving on bank/thrift boards of directors and board committees
•	Meets criteria as designated “financial expert” under Sarbanes Oxley

NON-PROFIT ACTIVITIES:

•	Member, Rutgers School of Business Advisory Board, Finance
•	Chairman, Oswego State University School of Business Capital Campaign (2003)

EDUCATION:	MBA-Accounting	Rutgers University, 1984
	BS-Business Administration	Oswego State University (NY), 1980

PROFESSIONAL CERTIFICATION:  CPA, New Jersey (status inactive)